SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 24)*

Appian Corporation

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03782L101

(CUSIP Number)

Abdiel Capital

90 Park Avenue, 29th Floor

New York, NY 10016

Attn: Colin T. Moran

Tel: (646) 496-9202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03782L101	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSONS Abdiel Qualified Master Fund, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,208,168
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,208,168
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,208,168
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.7%(1)(2)
14.	TYPE OF REPORTING PERSON PN

(1)

Based on 30,447,805 shares of Class A common stock, $0.0001 par value per share, outstanding as of February 12, 2019, as reported in Appian Corporation’s (the “Issuer”) Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 21, 2019.

(2)	Represents approximately 1.96% of the total voting power of all outstanding shares of Class A and Class B common stock.

CUSIP No. 03782L101	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSONS Abdiel Capital, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 251,068
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 251,068
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 251,068
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%(1)(2)
14.	TYPE OF REPORTING PERSON PN

(1)

Based on 30,447,805 shares of Class A common stock outstanding as of February 12, 2019, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 21, 2019.

(2)	Represents approximately 0.07% of the total voting power of all outstanding shares of Class A and Class B common stock.

CUSIP No. 03782L101	Page 4 of 9 Pages

1.	NAME OF REPORTING PERSONS Abdiel Capital Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,459,236(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,459,236(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,459,236(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5%(2)(3)
14.	TYPE OF REPORTING PERSON OO

(1)	Consists of 7,208,168 shares of Class A common stock held by Abdiel Qualified Master Fund, LP and 251,068 shares of Class A common stock held by Abdiel Capital, LP.
(2)

Based on 30,447,805 shares of Class A common stock outstanding as of February 12, 2019, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 21, 2019.

(3)	Represents approximately 2.0% of the total voting power of all outstanding shares of Class A and Class B common stock.

CUSIP No. 03782L101	Page 5 of 9 Pages

1.	NAME OF REPORTING PERSONS Abdiel Capital Advisors, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,459,236(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,459,236(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,459,236(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5%(2)(3)
14.	TYPE OF REPORTING PERSON PN, IA

(1)	Consists of 7,208,168 shares of Class A common stock held by Abdiel Qualified Master Fund, LP and 251,068 shares of Class A common stock held by Abdiel Capital, LP.
(2)

Based on 30,447,805 shares of Class A common stock outstanding as of February 12, 2019, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 21, 2019.

(3)	Represents approximately 2.0% of the total voting power of all outstanding shares of Class A and Class B common stock.

CUSIP No. 03782L101	Page 6 of 9 Pages

1.	NAME OF REPORTING PERSONS Colin T. Moran I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,459,236(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,459,236(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,459,236(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5%(2)(3)
14.	TYPE OF REPORTING PERSON IN

(1)	Consists of 7,208,168 shares of Class A common stock held by Abdiel Qualified Master Fund, LP and 251,068 shares of Class A common stock held by Abdiel Capital, LP.
(2)

Based on 30,447,805 shares of Class A common stock outstanding as of February 12, 2019, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 21, 2019.

(3)	Represents approximately 2.0% of the total voting power of all outstanding shares of Class A and Class B common stock.

CUSIP No. 03782L101	Page 7 of 9 Pages

AMENDMENT NO. 24 TO SCHEDULE 13D

This Amendment No. 24 (“Amendment No. 24”) amends and supplements the Schedule 13D filed on June 12, 2017 (the “Original Schedule 13D”) as amended by Amendment No. 1 thereto on June 27, 2017 (“Amendment No. 1”), Amendment No. 2 thereto on June 29, 2017 (“Amendment No. 2”), Amendment No. 3 thereto on July 3, 2017 (“Amendment No. 3”), Amendment No. 4 thereto on July 7, 2017 (“Amendment No. 4”), Amendment No. 5 thereto on July 12, 2017 (“Amendment No. 5”), Amendment No. 6 thereto on July 31, 2017 (“Amendment No. 6”), Amendment No. 7 thereto on October 26, 2017 (“Amendment No. 7”), Amendment No. 8 thereto on November 20, 2017 (“Amendment No. 8”), Amendment No. 9 thereto on November 30, 2017 (“Amendment No. 9”), Amendment No. 10 thereto on December 12, 2017 (“Amendment No. 10”), Amendment No. 11 thereto on December 15, 2017 (“Amendment No. 11”), Amendment No. 12 thereto on February 23, 2018 (“Amendment No. 12”), Amendment No. 13 thereto on March 20, 2018 (“Amendment No. 13”), Amendment No. 14 thereto on March 27, 2018 (“Amendment No. 14”), Amendment No. 15 thereto on April 25, 2018 (“Amendment No. 15”), Amendment No. 16 thereto on April 30, 2018 (“Amendment No. 16”), Amendment No. 17 thereto on August 3, 2018 (“Amendment No. 17”), Amendment No. 18 thereto on August 24, 2018 (“Amendment No. 18”), Amendment No. 19 thereto on October 5, 2018 (“Amendment No. 19”), Amendment No. 20 thereto on October 15, 2018 (“Amendment No. 20”), Amendment No. 21 thereto on October 31, 2018 (“Amendment No. 21”), Amendment No. 22 thereto on November 2, 2018 (“Amendment No. 22”) and Amendment No. 23 thereto on December 17, 2018 (“Amendment No. 23” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21 and Amendment No. 22, the “Schedule 13D”), relating to the shares of Class A common stock, $0.0001 par value per share (the “Common Stock”), of Appian Corporation (the “Issuer”). This Amendment No. 24 is being filed to reflect a change in the Reporting Persons’ beneficial ownership percentages, resulting primarily from an increase in the number of shares of Common Stock outstanding as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 21, 2019. Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 24 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 24 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented by adding the following:

In a series of transactions from December 21, 2018 through January 2, 2019, the Reporting Persons acquired an aggregate amount of 185,745 shares of the Common Stock for the accounts of Abdiel Qualified Master Fund, LP and Abdiel Capital, LP for aggregate consideration of approximately $4.6 million (including commissions). The source of funds used to acquire the 185,745 shares of Common Stock was the working capital of Abdiel Qualified Master Fund, LP and Abdiel Capital, LP.

CUSIP No. 03782L101	Page 8 of 9 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and restating paragraphs (a) and (b) thereof as follows:

(a) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 24.

(b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 24 and Item 2(c) of the Schedule 13D.

Item 5(c) of the Schedule 13D is hereby supplemented by adding the following:

(c) Information with respect to all transactions in the Common Stock which were effected by each of the Reporting Persons during the past sixty days is set forth on Exhibit X attached hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented by adding the following:

Exhibit X – Information with respect to Transactions Effected During the Past Sixty Days*

*	Filed herewith

CUSIP No. 03782L101	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2019

ABDIEL QUALIFIED MASTER FUND, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL MANAGEMENT, LLC

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL ADVISORS, LP

By:	Abdiel Capital Partners, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

COLIN T. MORAN

By:	/s/ Colin T. Moran
Colin T. Moran, Individually